UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.001 per share

(Title of Class of Securities)

026852W10

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Xin Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,547,428 ordinary shares.
	6	SHARED VOTING POWER 22,422,100 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 2,547,428 ordinary shares.
	8	SHARED DISPOSITIVE POWER 22,422,100 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,989,528 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Jun Heng Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 9,977,300 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,977,300 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,977,300 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS On Chance Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,464,800 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,464,800 ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,464,800 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

E-House (China) Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F, East Tower
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China

Item 2(a).	Name of Person Filing:

Xin Zhou
Jun Heng Investment Limited
On Chance Inc.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Xin Zhou
E-House (China) Holdings Limited
17/F, East Tower
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China

Jun Heng Investment Limited
c/o Xin Zhou
E-House (China) Holdings Limited
17/F, East Tower
No. 333 North Chengdu Road Shanghai 200041
People’s Republic of China

On Chance Inc.
c/o Xin Zhou
E-House (China) Holdings Limited
17/F, East Tower
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China

Item 2(c).	Citizenship:

Xin Zhou – People’s Republic of China
Jun Heng Investment Limited – British Virgin Islands
On Chance Inc. – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares of par value of $0.001 per share

Item 2(e).	CUSIP No.:

26852W10

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.001 per share of E-House (China) Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xin Zhou	24,989,528	20.7%	2,547,428	22,422,100	2,547,428	22,422,100
Jun Heng Investment Limited	9,977,300	8.4%	9,977,300	0	9,977,300	0
On Chance Inc.	12,464,800	10.5%	12,464,800	0	12,464,800	0

The 24,989,528 ordinary shares of the Issuer beneficially owned by Mr. Xin Zhou comprise (i) 66,666 ordinary shares Mr. Zhou personally held as of December 31, 2012; (ii) 9,977,300 ordinary shares beneficially owned by Jun Heng Investment Limited as described below, (iii) 12,464,800 ordinary shares beneficially owned by On Chance Inc. as described below, and (iv) 2,480,762 ordinary shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after December 31, 2012.

Jun Heng Investment Limited, a British Virgin Islands company, directly holds 9,665,000 ordinary shares of the Issuer and 312,300 American depositary shares representing 312,300 ordinary shares of the Issuer. On Chance Inc., a company controlled by Mr. Zhou as described below, holds 51.54% of the shares of Jun Heng Investment Limited. Mr. Zhou is a director of Jun Heng Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer held by Jun Heng Investment Limited.

On Chance Inc., a British Virgin Islands company, directly holds 9,982,500 ordinary shares of the Issuer and 2,482,300 American depositary shares representing 2,482,300 ordinary shares of the Issuer. Mr. Xin Zhou holds 95% of the shares of On Chance Inc. and is the sole director of On Chance Inc. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer held by On Chance Inc.

Mr. Zhou disclaims beneficial ownership of the ordinary shares owned by Jun Heng Investment Limited and On Chance Inc. except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2013

Xin Zhou	/s/ Xin Zhou
Xin Zhou

Jun Heng Investment Limited	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

On Chance Inc.	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement